UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

iBio, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, Par Value $.001 per share

(Title of Class of Securities)

451033203

(CUSIP Number of Class of Securities)

Robert B. Kay
Chief Executive Officer
600 Madison Avenue, Suite 1601 New York, NY 10022-1737
(302) 355-0650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee
U.S. $279,608 (1)	U.S. $33.89 (2)

(1)	For purpose of calculating the amount of filing fee only in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of iBio, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,311,332 shares of iBio, Inc. common stock and have an aggregate value of $279,608 as of January 18, 2019, calculated using the Black-Scholes option pricing model.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act equals $121.20 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options Exercisable at a Lower Price, dated January 22, 2019 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and address. iBio, Inc., a Delaware corporation (“iBio” or the “Company”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 600 Madison Avenue, Suite 1601 New York, NY 10022-1737, and the telephone number of its principal executive offices is (302) 355-0650. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning iBio)” is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $0.001 per share, with exercise prices ranging from $1.70 to $30.70 per share held by employees and non-employee directors, for replacement options to purchase a lesser number of shares of common stock at a lower price to be granted under the 2018 Omnibus Equity Incentive Plan (the “2018 Plan”), upon the terms and subject to the conditions set forth in the Offer to Exchange, and the related Terms of Election (the “Terms of Election” and, together with the Offer to Exchange, as they may be amended from time to time, the “Option Exchange”), attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(iv), respectively. Each option holder that elects to exchange options pursuant to the Option Exchange must submit his or her election via email or submit a paper election form (the “Election Form”) by facsimile, Federal Express (or similar delivery service), or a hand delivery service and agree to the Terms of Election and will be granted replacement options to purchase a lesser number of shares of common stock. As of January 18, 2019, there were outstanding eligible options to purchase an aggregate of approximately 1,311,332 shares of the Company’s common stock.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “This Offer – Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options)” is incorporated herein by reference.

(c) Trading market and price. The information set forth in the Offer to Exchange under “This Offer – Section 7 (Price Range of Common Stock Underlying the Options)” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and Address. The Company is both the subject company and the filing person. The Information set forth under Item 2(a) above and in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “This Offer” titled “Section 1 (Eligibility; Number of Options; Offer Expiration Date),” “Section 3 (Procedures for Electing to Exchange Options),” “Section 4 (Withdrawal Rights),” “Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” “Section 6 (Conditions of this Offer),” “Section 7 (Price Range of Common Stock Underlying the Options),” “Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” “Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer),” “Section 12 (Agreements; Legal Matters; Regulatory Approvals),” “Section 13 (Material U.S. Federal Income Tax Consequences),” and “Section 14 (Extension of Offer; Termination; Amendment)” is incorporated by reference.

(b) Purchases. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 5. Past Contracts, Negotiations and Agreements

(e) Agreements involving the subject company’s securities. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference. The terms and conditions of the 2018 Plan are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offer to Exchange under “Summary Term Sheet” and “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

(b) Use of securities acquired. The information set forth in the Offer to Exchange under “This Offer – Section 5 (Acceptance of Options for Exchange; Grant of Replacement Options),” and “This Offer – Section 11 (Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer)” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under “This Offer – Section 2 (Purpose of this Offer)” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a) Source of funds. The information set forth in the Offer to Exchange under “This Offer – Section 8 (Source and Amount of Consideration; Terms of Replacement Options),” and “This Offer – Section 15 (Fees and Expenses)” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under “This Offer – Section 6 (Conditions of this Offer)” is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through for this Offer.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer to Exchange under “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities)” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or recommendations. Not applicable.

Item 10. Financial Statements

(a) Financial information. The information set forth in the Offer to Exchange under “This Offer – Section 9 (Information Concerning iBio),” and “This Offer – Section 16 (Additional Information)” is incorporated herein by reference. Our Annual Report on Form 10-K for the fiscal year ended June 30, 2018, filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2018, including the financial information set forth in Item 8 – Financial Statements and Supplementary Data of our Annual Report on Form 10-K, and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018, filed with the SEC on November 13, 2018, including the financial information set forth in Item 1 – Financial Statements therein is incorporated herein by reference. Our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available electronically on the SEC’s website at https://www.sec.gov. We also make our annual, quarterly and current reports, proxy statements and other information free of charge on our investor website, https://ir.ibioinc.com/sec-filings, as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the SEC. We use our website as a channel of distribution for material company information. Important information, including financial information, analyst presentations, financial news releases, and other material information about us is routinely posted on and accessible at https://ir.ibioinc.com/.

(b) Pro forma information. Not applicable.

Item 11. Additional Information

(a) Agreements, regulatory requirements and legal proceedings. The Information set forth in the Offer to Exchange under “Risk Factors,” “This Offer – Section 10 (Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities),” and “This Offer – Section 12 (Agreements; Legal Matters; Regulatory Approvals)” is incorporated herein by reference.

(c) Other material information. Not applicable.

Item 12. Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options Exercisable at a Lower Price, dated January 22, 2019
(a)(1)(ii)	Communication to All Eligible Exchange Option Holders from iBio, Inc.
(a)(1)(iii)	Election Form
(a)(1)(iv)	Form of Terms of Election
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Not applicable
(b)	Not applicable
(d)(1)	Form of Award Agreement under the 2018 Omnibus Equity Incentive Plan
(d)(2)	Form of Stock Option Grant Notice under the 2018 Omnibus Equity Incentive Plan
(d)(3)	2018 Omnibus Equity Incentive Plan filed as Appendix A on Form DEF 14A filed with the SEC on November 19, 2018, incorporated herein by reference
(d)(4)	Offer Letter dated December 30, 2016, between James P. Mullaney and iBio, Inc. filed as Exhibit 10.1 on Form 8-K filed with the SEC on March 6, 2017, incorporated herein by reference
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3. Not applicable.